P.E. 2/11/02

02012933

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED
FEB 0 4 2002
167

February 1, 2002

SCITEX CORPORATION LTD.
(Translation of registrant's name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67203
Israel
(Address of principal executive offices)

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No _✓_

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated January 30, 2002, announcing the appointment of Dov Ofer to succeed David Reis as President and CEO of Scitex Vision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD.

February 1, 2002

/s/ Steven L. Kirshenbaum
Steven L. Kirshenbaum, Esq.
Attorney-in-Fact

scitex®

NEWS

SCITEX CORPORATION LTD. NAMES DOV OFER TO SUCCEED DAVID REIS AS PRESIDENT AND CEO OF SCITEX VISION

FOR IMMEDIATE RELEASE:

Tel Aviv, Israel, January 30, 2002 – Scitex Corporation Ltd. *(NASDAQ & TASE: SCIX)*, a world leader in industrial inkjet and digital imaging solutions, today announced that Scitex Vision Ltd., its wholly-owned subsidiary that produces wide and super-wide format printers, has named Dov Ofer, Scitex Vision's Executive Vice President of Sales, Marketing and Business Development, to succeed David Reis as President and Chief Executive Officer of Scitex Vision.

After completing six successful years as President and CEO of Scitex Vision, David Reis has decided to leave the company and join ImageID Ltd., as President and CEO. During his time at Scitex Vision, David lead the company from the start-up stage to over 90 million dollars in annual revenues while achieving constant high double digit growth year over year. Under his direction the company has become a global leader in the wide format printing market with a customer base in more than 52 countries worldwide. Yeoshua Agassi, President and CEO of Scitex Corporation Ltd. commented, "Under David Reis's leadership, the company has experienced impressive growth, established a global infrastructure, recruited high level management, acquired strategic assets and has introduced innovative products. We highly appreciate David's contribution and wish him much success in his new role."

Dov Ofer has been with Scitex Vision for the past three years as Executive Vice President of Sales, Marketing and Business Development. Prior to joining Scitex Vision, Dov managed Matan Digital Printing, one of the pioneering companies in the super-wide format printing industry, whose super-wide format technology and operations were bought by Scitex Vision in 1998. Dov Ofer holds an MBA degree from UC Berkeley and a BA degree in economics from the Hebrew University in Jerusalem. Mr. Ofer commented: "David Reis is leaving a company in my hands, which has an excellent foundation and an organization with strong customer focus - the key to our future success. I am looking forward to continuing the company growth and success and to lead it through the challenging period we are facing in the global economy."

Mr. Agassi concluded: "I am pleased to welcome Dov Ofer to his new position. He is a seasoned professional with diverse experience in directing worldwide sales and marketing operations, along with a demonstrated talent for strategic planning, market analysis and business development. We look forward to benefiting from his creative business acumen as he embarks on his new role as President and CEO. As for Scitex Vision, we have confidence in its ability to face the current economic condition, to achieve the company's business objectives for the foreseeable future, and to establish its position as a globally recognized leader in the wide and super-wide format graphic arts market".

About Scitex Vision Ltd.

Scitex Vision Ltd. is a leading developer, manufacturer and service provider of wide and super-wide format digital printing systems and consumables. Scitex Vision printers are dedicated to a wide array of applications, including billboards, fleet marking, banners, street advertising, point-of-purchase displays, and floor and window graphics. The young and dynamic company has over 300 employees worldwide and is headquartered in Herzlia, Israel with principal subsidiaries in Atlanta, Georgia, USA and Brussels, Belgium. Backed by global marketing and support networks, Scitex Vision is committed to providing high-quality and cost-effective solutions to ambitious printing houses worldwide. Scitex Vision is a wholly-owned subsidiary of Scitex Corporation Ltd..

About Scitex Corporation Ltd.

Scitex Corporation Ltd., is the world leader in digital industrial inkjet printing solutions. Through its wholly owned subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company's control) may be identified by the use of forward-looking terminology, such as "may", "can be", "will", "expects", "anticipates", "intends", "believes", "projects", "potential", and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company's accounting policies, and (7) the other risk factors detailed in the Company's most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contacts

Scitex Corporation Ltd.

Yahel Shachar
Chief Operating Officer
Tel: +972 3 607 5797
Fax: +972 3 607 5756
E-mail: yahel.shachar@scitex.com

Denise Jacobs
Corporate Communications
Tel: +972 3 607 5754
Fax: +972 3 607 5756
E-mail: denise.jacobs@scitex.com